

October 25, 2024

Hua Chen
Chief Executive Officer
Polibeli Group Ltd
Polibeli, Lt 49th Sahid Sudirman Centre
Jl. Jenderal Sudirman No. Kav. 13-15 Lt 49
RT.10/RW.11, Karet Tengsin, Kecamatan Tanah Abang
Kota Jakarta Pusat, Daerah Khusus Ibukota Jakarta
Republic of Indonesia

Yixuan Yuan
Chief Executive Officer
Chenghe Acquisition II Co.
38 Beach Road #29-11
South Beach Tower
Singapore

> **Re: Polibeli Group Ltd**
> **Chenghe Acquisition II Co.**
> **Draft Registration Statement on Form F-4**
> **Submitted September 26, 2024**
> **CIK No. 0002035697**

Dear Hua Chen and Yixuan Yuan:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4 submitted September 26, 2024

Cover Page

1.	We note your disclosure, "[p]ursuant to the A&R Company Listing Articles, the Company Class B Ordinary Shares will be entitled to ten (10) votes per share compared to one (1) vote per share of the Company Class A Ordinary Shares. As a result, it is expected that the Company Shareholder will hold over 50% of the outstanding voting power of the Company immediately following the closing of the Business Combination and the Company will be a "controlled company" under the rules of the NYSE." Revise to specify the number of shares and the percentage of voting control held by the Company Shareholder after the closing of the Business Combination. Specifically state that the disparate voting rights structure gives your Company Shareholder the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Also, where you discuss the exemptions from certain corporate governance standards available to foreign private issuers listed on an exchange, also disclose whether you intend to rely on the exemptions from certain corporate governance standards available to controlled companies.

2.	Refrain from referring to the "Company's existing shareholders" when it appears that the Company has one shareholder, the Company Shareholder, and revise to state as much for clarity.

3.	Where you disclose that the Chenghe Board has approved the Business Combination Proposals, state that the the Chenghe Board received a fairness opinion, which concluded that the consideration to be issued or paid to the Chenghe Shareholders in the Business Combination is fair from a financial point of view to Chenghe and the Chenghe Shareholders, other than the Sponsor and any of its affiliates. Refer to Item 1604(a)(1) of Regulation S-K.

4.	We note your disclosure of compensation to be received by the sponsor. Your disclosure cross references to additional disclosure, "[s]ee SPAC Shareholder Proposal No. 1 — The Business Combination Proposal — Compensation Received by the Sponsor." However, there is no disclosure located under this header in your prospectus. Please revise or advise. Also, revise this disclosure to provide the price paid for the shares currently held and the price to be paid for the securities issued in connection with the de-SPAC transaction. State whether this compensation and securities issuance may result in a material dilution of the equity interests of non-redeeming shareholders who hold the securities until the consummation of the de-SPAC transaction. Refer to Item 1604(a)(3) of Regulation S-K.

Questions and Answers about the Business Combination..., page xvii

5.	Please revise to add a question and answer to address the federal income tax consequences of the de-SPAC transaction to the Company, Chenghi, and the respective security holders. In this regard, we note the existing Q&As and tax discussion are focused on certain security holders. Revise the prospectus accordingly. Refer to Item 1605(b)(6) of Regulation S-K.

Summary of Registration Statement/Proxy Statement, page 1

6.   We note that you have titled amounts here, on pages xv, xxiii and in the forepart of the registration statement as "pro forma." Please tell us if the measures are presented based on the guidance in Article 11 of Regulation S- X. If not, please revise your presentation to more clearly state what the amounts represent and eliminate the use of the description as "pro forma."

7.   Consider moving the information you have provided under "Summary Term Sheet" to this section of your prospectus, so that readers can locate all of the information required by Item 1604(b) of Regulation S-K in one place.

Sources and Uses of Funds for the Business Combination, page 3

8.   Elaborate upon your statement that the Company would have "approximately $367.65 million worth of ordinary shares" to explain how you have arrived at this amount. Also, elaborate upon the purpose of and method of effectuating the Recapitalization, by explaining how each Company Ordinary Share will be repurchased and provide an example of how such repurchase will take place using a hypothetical Recapitalization Factor.

9.   We note your indication that "to finance the Business Combination, the Company may also enter into Subscription Agreements or other purchase agreements with "PIPE" investors for the purchase of Company Ordinary Shares at the time of the Business Combination." Where you provide this disclosure, clarify the total consideration agreed to by the parties in connection with the Business Combination, with a view to understanding whether additional financing is necessary to close the transaction. Revise to disclose the anticipated liquidity position of the combined company following the business combination, including the amount of cash it expects to have following potential shareholder redemptions and the payment of expenses related to the de-SPAC transaction. Refer to Item 1605(c) of Regulation S-K.

Compensation Received by the Sponsor, page 11

10.   Revise this disclosure to comply with Item 1604(b)(4) of Regulation S-K by providing this information in tabular form, expanding it to provide information as to affiliates of the sponsor, quantifying Ordinary Shares currently held, discussing price(s) paid for the Ordinary Shares currently held and to be issued, and the extent to which such compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the special purpose acquisition company.

Reasons for the Approval of the Business Combination and Recommendations, page 13

11.   Please revise your disclosure to state, as you do elsewhere, that it is ER Shares' opinion that the transaction was fair from a financial point of view to Chenghe and the Chenghe shareholders (other than Sponsor or any of its affiliates) of the consideration to be issued or paid by the Company pursuant to the Business Combination. Also, revise to clarify that the Chenghe Board, if true, considered the ER Shares' opinion in arriving at it's recommendation. Refer to Item 1604(b)(2) of Regulation S-K.

<u>Uncertainties relating to the growth and profitability of the evolving and dynamic supply chain services industry..., page 20</u>

12.   For context, enhance your risk factor disclosure and your disclosure on page 162 to explain when you launched the Polibeli Platform in Japan, considering you highlight this region as the other region in which you "mainly" conduct your business and for which your revenues are much greater.

<u>An active trading market for Company Ordinary Shares may not develop..., page 54</u>

13.   Elaborate upon your risk factor and related disclosure throughout the prospectus to discuss the specific challenges associated with your continued listing, including the fact that the Company has a sole shareholder and a significant number of shares subject to a lock-up arrangement making it less likely that the combined company will satisfy listing standards.

<u>Background of the Business Combination, page 72</u>

14.   Please revise to more clearly identify each person in attendance at each meeting. As examples only, identify the "representatives of SPAC and the Company, as well as representatives of their advisors" that met on June 25, 2024. Another example, identify the individuals who attended the June 26, 2024 teleconference meeting by the "SPAC, ER Shares and the Company."

<u>Pro Forma Capitalization, page 72</u>

15.   Explain how the parties arrived at a $3,600,000,000 pre-money equity valuation, which you also refer to as the "pro forma equity valuation" and the "Base Equity Value" and "enterprise value," of the Post-Closing Company and whether any other values were discussed before arriving at this amount and if not, why not. If this amount is intended to represent the overall value of the combined company, explain what additional consideration beyond the cash contained in the trust account is contemplated to effectuate the transaction.

<u>Description of discovery and negotiation process with potential targets by SPAC, page 73</u>

16.   Elaborate upon the twenty potential targets identified by the SPAC and the six potential targets in which the SPAC entered into NDAs. Explain when the SPAC determined not to continue to pursue negotiations or discussions with such targets and the criteria you state that the Company met and exceeded that caused the SPAC to cease discussions with other parties. In this regard, the timeframe between when the SPAC IPO closed on June 14, 2024 to when the parties executed an NDA and Letter of Intent on June 19, 2024 was a very brief amount of time. Acknowledge this fact and explain how the Chenghe Board was able to move quickly to identify and focus on the Company and why they opted not to take more time to consider alternate candidates.

17.   Elaborate upon the extensive investment experience of SPAC's other affiliates with a view to explaining SPAC management's ability to identify potential targets. Highlight the status and performance of all other SPAC affiliates, including status of acquisitions and rates of redemption.

Description of the proposed busines combination with Polibeli, page 74

18.   You state that on July 29, 2024, the Company sent the forecasts to SPAC and ER
        Shares, including estimates for revenues for calendar years 2024 to 2026. Clarify
        whether the forecast mentioned here is the same information presented under "Certain
        Prospective Operational and Financial Information" and, if not, explain how it
        differed.

SPAC Board's Reasons for the Approval of the Business Combination and
Recommendations, page 76

19.   Please revise your disclosure to describe the effects of the de-SPAC transaction on the
        special purpose acquisition company and its affiliates, the SPAC sponsor and its
        affiliates, the target company and its affiliates, and unaffiliated security holders of the
        special purpose acquisition company. The description must include a reasonably
        detailed discussion of both the benefits and detriments of the de-SPAC to the special
        purpose acquisition company and its affiliates, the SPAC sponsor and its affiliates, the
        target company and its affiliates, and unaffiliated security holders of the special
        purpose acquisition company. The benefits and detriments of the de-SPAC transaction
        and any related financing transaction must be quantified to the extent practicable.
        Refer to Item 1605(c) of Regulation S-K.

20.   You indicate that the SPAC Board considered the results of management's due
        diligence, which included benchmarking versus comparable companies on historical
        financial and operational performance. Your disclosure under "Summary of Financial
        and Valuation Analyses of the Company" also seems to suggest that SPAC
        management prepared "financial and valuation analyses" separate and apart from
        those prepared by ER Shares or in support of the opinion that ER Shares
        rendered. Revise to elaborate upon the analyses prepared by SPAC management and
        considered by the SPAC Board.

21.   You state that the SPAC Board reviewed the results of management's due diligence,
        which included discussions with external advisors and review reports related to legal
        diligence prepared by external advisors. Clarify the external advisors consulted and
        elaborate upon the results of the reports and diligence prepared by such advisors.

22.   You state throughout your prospectus that the SPAC Board obtained a fairness
        opinion as to whether the consideration to be issued or paid to the SPAC Shareholders
        in the Business Combination is fair to the SPAC and the unaffiliated SPAC Public
        Shareholders, however, do you do not indicate whether or not the fairness opinion was
        considered by the Board or state whether it was a factor in support of the Board's
        recommendation. Revise to clarify, consistent with Item 1606(b) of Regulation S-K.

23.   You state that the shareholder vote constitutes a risk and uncertainty considered by the
        SPAC. State whether or not the transaction is structured so that approval of at least a
        majority of unaffiliated security holders of the special purpose acquisition company is
        required. Refer to Item 1606(c) of Regulation S-K.

24.   State whether or not a majority of the directors (or members of similar governing body) who are not employees of the special purpose acquisition company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. Refer to Item 1606(d) of Regulation S-K.

Opinion of EntrepreneurShares LLC, page 80

25.   Please augment your disclosure to briefly describe the qualifications of EntrepreneurShares LLC. Describe the method of selection of EntrepreneurShares LLC. In addition, please describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship with you, the Sponsor and/or their respective affiliates. See Item 1607(b) 0f Regulation S-K.

26.   Revise to disclose the "Projections" reviewed by ER Shares. If they differ from the "Financial Projections" provided to Chenghe and disclosed under "Certain Prospective Operational and Financial Information," disclose and explain the differences. In this regard, it appears that they differ significantly given your disclosure that the Guideline Publicly Traded Companies Analysis conducted by ER Shares Company's relies upon "FY2026 Organic Revenue forecasts" provided by the Company that result in an "implied valuation range of $4.0 billion to $5.6 billion."

27.   For each analysis, revise to explain how the low and high multiples were calculated and/or selected, and include the underlying data for each company included in the data set. Refer to Item 1607(b)(6) of Regulation S-K.

Certain Prospective Operational and Financial Information, page 86

28.   Disclose whether or not the Company has affirmed to Chenghe that its projections reflect the view of Company's management or board of directors (or similar governing body) about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus. If the projections no longer reflect the views of the Company's management or board of directors (or similar governing body) regarding its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus, clearly state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors (or similar governing body) on the projections. Refer to Item 1609(c) of Regulation S-K.

29.   Elaborate upon the discussion of assumptions you have provided to explain the basis for the level and rate of increase in revenues in each of the jurisdictions discussed, especially Hong Kong where you disclose it is expected to exceed growth relative to Japan. Refer to Item 1609(b) of Regulation S-K.

Lock-Up Agreement, page 111

30.   Identify the SPAC Key Holders that are a party to this agreement.

Material U.S. Federal Income Tax Considerations, page 113

31.   Revise to provide a tax opinion covering the material federal tax consequences to investors regarding the Merger and revise the disclosure in this section to acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to Item 4(a)(6) of Form F-4 and Item 601(b)(8) of Regulation S-K. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19. Additionally, please revise to address and express a conclusion for each material federal tax consequence, such as whether the Merger qualifies as a reorganization within Section 368(a). If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases, counsel should explain clearly why it cannot give a "will" opinion.

SPAC IPO Letter Agreement, page 140

32.   We note your disclosure that the Insiders have agreed to waive their redemption rights with respect to SPAC Class A Ordinary Shares purchased in SPAC IPO or in the aftermarket, in connection with the Business Combination. Please describe any consideration provided in exchange for this agreement.

Our Supply Chain Services Platform, page 162

33.   Revise to clarify whether you have contracts or long-term relationships with suppliers or retailers upon which your business is dependent. In this regard, we note your reference to retaining existing customers and maintaining healthy relationships with product suppliers as key factors affecting your results of operations.

Polibeli Management's Discussion and Analysis, page 177

34.   We note your reference to GMV as a defined term and in your risk factor disclosure. Given your disclosure that your business and results of operations will be harmed if your sales and marketing efforts do not generate a corresponding increase in GMV, revise to disclose this metric, define it and quantify it over comparable periods.

Voting Rights, page 220

35.   Please revise to highlight the dual-class capital structure of Polibeli Group Ltd. and disparate voting rights of the Polibeli Group Ltd. Class B Common Stock and Polibeli Group Ltd. Class A Common Stock. Clearly explain that public shareholders will only receive Polibeli Group Ltd. Class A Common Stock and that the holder(s) of Polibeli Group Ltd. Class A Common Stock will control a majority of the combined voting power of Polibeli Group Ltd.. Quantify the aggregate combined voting power that holders of Polibeli Group Ltd. Class B Common Stock will control or cross-reference to the disclosure that you provide elsewhere to this effect. Revise to provide all of this information where appropriate throughout the proxy statement/prospectus as well, such as the summary, question and answer, and risk factors sections.

Beneficial Ownership of Company Ordinary Shares Prior to the Business Combination, page 236

36.   Revise footnote 1 to clarify the ultimate natural holder of MPC GPGP V Ltd., such as you have for all of the other joint owners of Xingyun International Company Limited.

Polibeli Group Ltd
Consolidated Balance Sheets, page F-3

37.   Please tell us your consideration of providing the information in Item 10.A.1 of Form 20-F in your balance sheets and a note analyzing the changes in your share capital if not presented in your statements of changes in deficit. Refer to Item 8A(f) of Form 20-F.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

38.   Please tell us your consideration of presenting loss per share and the disclosures in FASB ASC 260-10-50.

Note 3. Summary of Significant Accounting Policies
(b) Basis of consolidation, page F-9

39.   Please tell us your consideration of identifying financial statements and financial summaries of previously separate entities as combined. Refer to FASB ASC 805-50-45-5.

(x) Segment reporting, page F-18

40.   We note from your disclosures on pages 161 and 182 that you sell a variety of products and services. Please tell us your consideration of making the disclosures in FASB ASC 280-10-50-40.

Signatures, page II-5

41.   Revise to ensure that your principal accounting officer or controller also signs the registration statement, consistent with Form F-4.

General

42.   Revise your disclosure to elaborate upon the identity of and nature of the business of your controlling shareholder, Xingyun International. In doing so, disclose whether or not your controlling shareholder, and the natural persons that control it, are based in or have the majority of their operations in the People's Republic of China or Hong Kong, with a view to assessing whether the disclosure guidance discussed in the Sample Letter to China-Based Companies, located at our web-site, should be provided by you.

43.   Please provide in the proxy statement/prospectus the dilution table required by Item 1604(c) of Regulation S-K, and describe the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure. Where you provide the table, describe each material potential source of future dilution that non-redeeming shareholders may experience, including sources not included in the table. At each

redemption level, state the company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders' interest per share being at least the initial public offering price per share of common stock.

Please contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services